Form 40-F
period 2025-12-31
Allied Gold Corp
filed 2026-04-01
CIK 1993344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2025
Commission File Number:  001-42672

ALLIED GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Ontario, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3
(833) 363-4435
(Address and telephone number of registrant’s principal executive offices)
CT Corporation
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered

Common Shares, no par value	AAUC	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 124,737,221
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐

FORWARD-LOOKING STATEMENTS
Certain statements in this annual report on Form 40-F of Allied Gold Corporation (the “Company”) constitute forward-looking information and forward-looking statements (collectively, “forward-looking information”). Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this annual report on Form 40-F includes, without limitation, statements with respect to the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa, the Company’s expectations relating to the performance of its mineral properties, the estimation of Mineral Reserves and Mineral Resources, the timing and amount of estimated future production, the estimation of the life of mine of the Company’s projects, the timing and amount of estimated future capital and operating costs, the costs and timing of exploration and development activities, the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments, the Company’s expectations with respect to the arrangement, including the ability of the Company and Zijin Gold to obtain all necessary regulatory and other approvals in connection with the arrangement in a timely manner or at all, and to satisfy all other conditions precedent in the arrangement agreement, the Company's expectation with respect to the timing for completion of the arrangement, the Company's expectations with respect to the remaining payment under the Kurmuk interest acquisition, the Company’s expectations with respect to its issued and outstanding securities, the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, royalties, equity interests, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits, the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs, the Company’s expectations regarding the payment of any future dividends, the Company's plans to continue implementing and scaling the energy program including expectations regarding energy needs and the performance of the energy program, the Company's gold deliveries under the gold prepays and the Company's outlook and guidance as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2025 incorporated by reference herein.
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained and incorporated by reference herein is presented for the purpose of assisting investors in understanding the Company’s business, plans and objectives as of the dates presented and may not be appropriate for other purposes.
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2025, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.3706.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
This annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
The Company prepares its audited annual financial statements, which are filed as an exhibit to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a result, the Company’s financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.
DISCLOSURE CONTROLS AND PROCEDURES
A.Evaluation of disclosure controls and procedures. See page 60 of the Company's Management's Discussion and Analysis, which is attached hereto as Exhibit 99.1, which information is incorporated herein by reference.
B.Management’s report on internal control over financial reporting. This annual report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
C.Attestation report of the registered public accounting firm. This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
D.Changes in internal control over financial reporting. See page 60 of the Company's Management's Discussion and Analysis, which is attached hereto as Exhibit 99.1, which information is incorporated herein by reference.
The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Mr. Richard Graff is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the New York Stock Exchange’s corporate governance standards applicable to the Company.
The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.
CODE OF ETHICS
The Board has adopted a written code of ethics entitled, “Code of Conduct” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Company’s website at www.alliedgold.com. A copy of the Code may also be obtained by contacting the Chief Legal Officer and Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025. See page 131 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars, (i) by KPMG LLP for services performed in the last two fiscal years and (ii) by BDO LLP, the Company’s former auditor prior, for services provided in the fiscal year ended December 31, 2024, which information is incorporated herein by reference.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See page 130 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, which information is incorporated herein by reference. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under Section 7, “Financial Condition and Liquidity - Contractual Obligations and Commitments”, on page 47 of Exhibit 99.2, “Management’s Discussion and Analysis”, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Richard Graff, John Begeman and Jane Sadowsky, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the New York Stock Exchange Listed Company Manual) and are financially literate.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found on the Company’s website at www.alliedgold.com.
UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS
A.Undertaking
Allied Gold Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B.Consent to Service of Process
The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

SIGNATURES
Pursuant to the requirements of the Exchange Act, Allied Gold Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 31, 2026
ALLIED GOLD CORPORATION

By:	"Peter Marrone"
Name: Peter Marrone
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2025
99.2	Management’s Discussion and Analysis for the year ended December 31, 2025
99.3	Audited annual financial statements for the fiscal year ended December 31, 2025
99.4	Certificate of Peter Marrone required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Jason LeBlanc required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Peter Marrone pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Jason LeBlanc pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Allan Earl
99.10	Consent of Matt Mullins
99.11	Consent of Gordon Cunningham
99.12	Consent of Peter Theron
99.13	Consent of Michael Andrew
99.14	Consent of Chelsey Protulipac
99.15	Consent of Steve Craig
99.16	Consent of Alejandro Garrone
99.17	Consent of Esteban Chacon
99.18	Consent of Sébastien Bernier
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)